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Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Friday, April 27, 2012

Management Proxy Circular

AGNICO-EAGLE MINES LIMITED
Suite 400
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2012 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, April 27, 2012
Time:	11:00 a.m. (Toronto time)
Place:	The Harbour Ballroom, Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle") for the year ended December 31, 2011 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of and, if deemed advisable, the passing of an ordinary resolution approving amendments to Agnico-Eagle's Stock Option Plan;
	5.	Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting Agnico-Eagle's approach to executive compensation; and
	6.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders.

By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 12, 2012

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

 MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular is provided in connection with the solicitation by the management of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") of proxies for use at the Annual and Special Meeting of Shareholders. Unless otherwise stated, all information in this Circular is given as of March 12, 2012 and all dollar amounts are stated in Canadian dollars.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of Agnico-Eagle is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  the election of directors (page 4);

  •
  the appointment of Ernst & Young LLP as the Company's auditors (page 17);

  •
  amendments to Agnico-Eagle's Stock Option Plan (the "Stock Option Plan") (page 18);

  •
  a non-binding, advisory basis, as to whether to accept Agnico-Eagle's approach to executive compensation (page 19); and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2011 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for each common share of the Company you own at the close of business on March 12, 2012, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 12, 2012 there were 170,928,545 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. BlackRock, Inc. filed a report dated January 6, 2012 with securities regulators stating that it controls 18,161,284 (or approximately 10.63%) of Agnico-Eagle's common shares. To the knowledge of the directors and senior officers of the Company, no other person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?"

Voting by proxy for registered shareholders

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Depositary"). You may

also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy to the Depositary no later than 48 hours prior to the commencement of the meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendments to the Stock Option Plan;

  (iv)
  for the acceptance of Agnico-Eagle's approach to executive compensation; and

  (v)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to Agnico-Eagle's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting, including when and where the proxy or voting instruction form is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by you, to be completed by you and returned to the Depositary no later than 48 hours prior to the commencement of the meeting. To vote in person at the meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of a form of proxy, insert his or her name in the blank space provided and return the form of proxy to the Depositary no later than 48 hours prior to the commencement of the meeting.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within the minimum and maximum. The number of directors to be elected is thirteen as determined by the Board of Directors by resolution passed on February 15, 2012. The names of the proposed nominees for election as directors are set out below. Each director will hold office until the next annual meeting of shareholders of Agnico-Eagle or until their successors are elected or appointed or the position is vacated.

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age. Due in part to the Company's practice of conducting annual evaluations of the Board of Directors, committees and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. In considering whether or not to accept the resignation, the Corporate Governance Committee will consider all factors deemed relevant by the members of such Committee. The Corporate Governance Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of Agnico-Eagle unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership amounts presented in the table reflect ownership of common shares, options to purchase common shares ("Options") under the Stock Option Plan (as described below), warrants to purchase common shares ("Warrants") and Restricted Share Units ("RSUs") under the Restricted Share Unit Plan, as of March 12, 2012. The common share ownership amounts set out below do not include common shares underlying immediately exercisable Options, Warrants or RSUs.

 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Dr. Leanne M. Baker		Independent

Age: 59	Sebastopol, California	Director since 2003

Dr. Baker is the President, Director and Chief Executive Officer of Sutter Gold Mining Inc. ("Sutter"), a gold company that is developing its Lincoln Project in California's Mother Lode. Sutter's shares trade on the TSX Venture Exchange and the OTCQX. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics).

Value of At-Risk Investment(1) $297,670	Board/Committee Memberships(2)	Attendance at Meetings during 2011

5,500 Common Shares
250 Warrants
50,944 Options
3,000 RSUs
Has until August 24, 2013 (two years following the adoption of the new minimum Director shareholding policy) to meet Director shareholding requirement

	Board of Directors Audit Committee (Chair) Compensation Committee	9/11 (82%) 5/6 (83%) 2/2 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Mineral Economics	Sutter Gold Mining Inc.	—

	Reunion Gold Corporation	Audit Committee Compensation and Corporate Governance Committee

	McEwen Mining Inc.	Audit Committee

	Kimber Resources Inc.	Compensation Committee (Chair)

Douglas R. Beaumont, P. Eng.		Independent

Age: 79	Mississauga, Ontario	Director since 1997

Mr. Beaumont, now retired, was most recently Senior Vice-President, Process Technology of SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.).

Value of At-Risk Investment(1) $663,979	Board/Committee Memberships(2)	Attendance at Meetings during 2011

17,960 Common Shares 50,944 Options 1,000 RSUs Meets Director shareholding requirements	Board of Directors Corporate Governance Committee Compensation Committee	11/11 (100%) 2/2 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining and Metallurgy	—	—

Sean Boyd, CA

Age: 53	Toronto, Ontario	Director since 1998

Mr. Boyd is the Vice-Chairman, President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman, President and Chief Executive Officer in February 2012, Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.).

Value of At-Risk Investment(1) $4,954,349	Board/Committee Memberships(2)	Attendance at Meetings during 2011

116,812 Common Shares 8,000 Warrants 1,315,000 Options 24,660 RSUs Meets CEO shareholding requirements	Board of Directors	11/11 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management, Finance	—	—

Martine A. Celej		Independent

Age: 46	Toronto, Ontario	Director since 2011

Ms Celej is a Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $175,100	Board/Committee Memberships(2)	Attendance at Meetings during 2011

2,000 Common Shares 4,721 Options 3,000 RSUs Has until February 14, 2016 (five years from joining the Board) to meet Director shareholding requirements	Board of Directors Compensation Committee	11/11 (100%) 3/3 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	—	—

Clifford J. Davis		Independent

Age: 69	Kemble, Ontario	Director since 2008

Mr. Davis is a mining industry veteran and formerly a member of the senior management teams of New Gold Inc., Gabriel Resources Ltd. and TVX Gold Inc. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering).

Value of At-Risk Investment(1) $315,180	Board/Committee Memberships(2)	Attendance at Meetings during 2011

6,000 Common Shares
800 Warrants
17,744 Options
3,000 RSUs
Has until August 24, 2013 (two years following the adoption of the new minimum Director shareholding policy) to meet Director shareholding requirement

	Board of Directors Health, Safety and Environment Committee (Chair) Compensation Committee	10/11 (91%) 4/4 (100%) 2/2 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining	Zenyatta Ventures Ltd.	Compensation Committee Nominating and Corporate Governance Committee Audit Committee

Robert J. Gemmell		Independent

Age: 55	Toronto, Ontario	Director since 2011

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $455,260	Board/Committee Memberships(2)	Attendance at Meetings during 2011

10,000 Common Shares 5,824 Options 3,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee (Chair)	11/11 (100%) 3/3 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Business Strategy	—	—

Bernard Kraft, CA		Independent

Age: 81	Toronto, Ontario	Director since 1992

Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers.

Value of At-Risk Investment(1) $478,268	Board/Committee Memberships(2)	Attendance at Meetings during 2011

12,657 Common Shares 15,944 Options 1,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee Corporate Governance Committee	11/11 (100%) 6/6 (100%) 2/2 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	St. Andrews Goldfields Limited	Audit Committee Governance Committee Health, Safety and Environment Committee

	Harte Gold Corp.	Audit Committee

Mel Leiderman, CA, TEP, ICD.D		Independent

Age: 59	Toronto, Ontario	Director since 2003

Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $315,180	Board/Committee Memberships(2)	Attendance at Meetings during 2011

6,000 Common Shares 40,944 Options 3,000 RSUs Has until August 24, 2013 (two years following the adoption of the new minimum Director shareholding policy) to meet Director shareholding requirement	Board of Directors Audit Committee Compensation Committee	11/11 (100%) 6/6 (100%) 2/2 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	Colossus Minerals Inc.	Audit Committee Corporate Governance and Compensation Committee

James D. Nasso, ICD.D		Independent

Age: 78	Toronto, Ontario	Director since 1986

Mr. Nasso is now retired and is a graduate of St. Francis Xavier University (B.Comm.).

Value of At-Risk Investment(1) $780,561	Board/Committee Memberships(2)	Attendance at Meetings during 2011

18,289 Common Shares 68,944 Options 4,000 RSUs Meets Director shareholding requirements	Chairman of the Board Audit Committee Corporate Governance Committee Health, Safety and Environment Committee	11/11 (100%) 4/4 (100%) 4/4 (100%) 2/2 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

Dr. Sean Riley		Independent

Age: 58	Antigonish, Nova Scotia	Director since 2011

Dr. Riley has served as President of St. Francis Xavier University since 1996. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations).

Value of At-Risk Investment(1) $175,100	Board/Committee Memberships(2)	Attendance at Meetings during 2011

2,000 Common Shares 5,824 Options 3,000 RSUs Has until January 1, 2016 (five years from joining the Board) to meet Director shareholding requirements	Board of Directors Audit Committee	11/11 (100%) 2/2 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

J. Merfyn Roberts, CA		Independent

Age: 61	London, England	Director since 2008

Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $315,180	Board/Committee Memberships(2)	Attendance at Meetings during 2011

6,000 Common Shares
500 Warrants
23,144 Options
3,000 RSUs
Has until August 24, 2013 (two years following the adoption of the new minimum Director shareholding policy) to meet Director shareholding requirement

	Board of Directors Corporate Governance Committee (Chair) Audit Committee	11/11 (100%) 4/4 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	Eastern Platinum Limited	Audit Committee

	Rambler Metals and Mining plc	Compensation and Corporate Governance Committee

	Mena Hydrocarbons Inc.	Remuneration Committee Audit Committee

	Blackheath Resources Inc.	—

Howard R. Stockford, P. Eng.		Independent

Age: 70	Toronto, Ontario	Director since 2005

Mr. Stockford is a retired mining executive with 50 years of experience in the industry. Most recently he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the Canadian Institute of Mining, Metallurgy and Petroleum and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology).

Value of At-Risk Investment(1) $317,561	Board/Committee Memberships(2)	Attendance at Meetings during 2011

6,068 Common Shares
44,694 Options
3,000 RSUs
Has until August 24, 2013 (two years following the adoption of the new minimum Director shareholding policy) to meet Director shareholding requirement Board of Directors

	Board of Directors Compensation Committee Health, Safety and Environment Committee	11/11 (100%) 5/5 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management, Mining	Victory Nickel Inc.	Audit Committee Corporate Governance Committee Technical Committee

Pertti Voutilainen, M.Sc., M. Eng.		Independent

Age: 71	Espoo, Finland	Director since 2005

Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.).

Value of At-Risk Investment(1) $770,440	Board/Committee Memberships(2)	Attendance at Meetings during 2011

21,000 Common Shares 50,944 Options 1,000 RSUs Meets Director shareholding	Board of Directors Corporate Governance Committee Health, Safety and Environment Committee	11/11 (100%) 4/4 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining and Finance	—	—

(1)
Indicates the total market value of common shares and RSUs held by a director based on a closing price of the Company's shares on the Toronto Stock Exchange (the "TSX") of $35.02 on March 12, 2012.

(2)
Membership of the Board Committees was adjusted on April 29, 2011.

Overall Meeting Attendance

        The attendance by each nominee for election as director at Board and Committee meetings in 2011 is indicated in the biography of each individual director. The overall meeting attendance in 2011 is set forth below. Membership of the Board Committees was adjusted on April 19, 2011.

2011 Board and Committee Meetings

(1)
14 members; 11 meetings

(2)
5 members; 4 meetings and 4 members; 2 meetings

(3)
5 members; 2 meetings and 4 members; 3 meetings

(4)
5 members; 2 meetings and 4 members; 2 meetings

(5)
5 members; 2 meetings and 4 members; 2 meetings

Director Tenure

        The following graph sets out the number of years the thirteen nominees for election as director have served on the Company's Board.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman, President and Chief Executive Officer of the Company, does not receive any remuneration for his services as director of the Company. In addition, Mr. Scherkus, who was a director and the President and Chief Operating Officer of the Company (until February 2012), did not receive any remuneration for his services as a director of the Company in 2011.

        Effective as of July 1, 2011, director compensation was amended to more closely align the equity component of director compensation with shareholder interests by discontinuing the former practice of granting Options to non-executive directors and replacing such Option grants with grants of RSUs. As RSUs are effectively shares, the equity value of director compensation will now correspond directly with share price movements, thereby directly aligning director and shareholder interests.

        The tables below set out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2011. Directors do not receive meeting attendance fees.

Compensation during the period between January 1, 2011 and June 30, 2011(1)
Annual Board retainer (base)	$115,000
Additional Annual retainer for Chairman of the Board	$125,000
Additional Annual retainer for Chairman of the Audit Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$10,000

(1)
The annualized retainers set out above were prorated for a period of six months during which these retainers were in effect.

Compensation during the period between June 30, 2011(1) and December 31, 2011
Annual Board retainer (base)	$120,000
Additional Annual retainer for Chairman of the Board	$120,000
Additional Annual retainer for Chairman of the Audit Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$10,000

(1)
The annualized retainers set out above were prorated for a period of six months during which these retainers were in effect.

        In addition, each non-executive director received a grant of Options in January 2011 (February 2011 for Ms Celej, who joined the Board on February 14, 2011) having a value per director of not greater than $100,000 (see "Director Compensation Table" on page 14 of this information circular).

        Beginning in 2012, each director will receive an annual grant of 3,000 RSUs (Chairman of the Board — 4,000 RSUs). If a director meets the minimum share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum grant of 1,000 RSUs. No RSUs were granted to non-executive directors in 2011.

Director Shareholding Guidelines

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, are required to own a minimum of 10,000 Agnico-Eagle common shares and/or RSUs. Directors have a period of the later of: (i) two years from the date of adoption of this policy (August 24, 2011) or (ii) five years from the date of joining the Board, to achieve this ownership level through open market purchases of common shares, grants of RSUs or the exercise of Options held.

        As of March 12, 2012, all of the directors have achieved the minimum share ownership requirement, other than Dr. Riley who has until January 1, 2016 and Ms Celej who has until February 14, 2016 (five years from the time each became a director) to achieve the minimum share ownership requirement.

        The table below sets out the number and the value of common shares and RSUs held by each director of the Company; all directors have increased their total shareholding (common shares and RSUs) in the Company since the last Management Proxy Circular.

	Aggregate common shares and RSUs owned by director and aggregate value thereof as of March 12, 2012
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leanne M. Baker	5,500	192,610	3,000	105,060	August 24, 2013
Douglas R. Beaumont	17,960	628,959	1,000	35,020	Meets Guideline
Sean Boyd	116,812	4,090,756	24,660	863,593	n/a
Martine A. Celej	2,000	70,040	3,000	105,060	February 14, 2016
Clifford J. Davis	6,000	210,120	3,000	105,060	August 24, 2013
Robert J. Gemmell	10,000	350,200	3,000	105,060	Meets Guideline
Bernard Kraft	12,657	443,248	1,000	35,020	Meets Guideline
Mel Leiderman	6,000	210,120	3,000	105,060	August 24, 2013
James D. Nasso	18,289	640,480	4,000	140,080	Meets Guideline
Sean Riley	2,000	70,040	3,000	105,060	January 1, 2016
John Merfyn Roberts	6,000	210,120	3,000	105,060	August 24, 2013
Howard R. Stockford	6,068	212,250	3,000	105,060	August 24, 2013
Pertti Voutilainen	21,000	735,420	1,000	35,050	Meets Guideline

(1)
The valuation is based on $35.02, being the closing price of the Company's shares on the TSX on March 12, 2012.

        The following table sets out the compensation provided to the members of the Board of Directors, other than Messrs. Boyd and Scherkus, for the Company's most recently completed financial year.

Director Compensation Table

Name	Fees Earned	Share-Based Awards	Option-Based Awards(1)(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	138,750	n/a	99,998	n/a	n/a	n/a	238,748
Douglas R. Beaumont	120,000	n/a	99,998	n/a	n/a	n/a	219,998
Martine A.Celej	117,500	n/a	99,991	n/a	n/a	n/a	217,491
Clifford J. Davis	125,000	n/a	99,998	n/a	n/a	n/a	224,998
Robert Gemmell	125,000	n/a	99,998	n/a	n/a	n/a	224,998
Bernard Kraft	117,500	n/a	99,998	n/a	n/a	n/a	217,498
Mel Leiderman	123,500	n/a	99,998	n/a	n/a	n/a	223,498
James D. Nasso	240,000	n/a	99,998	n/a	n/a	n/a	339,998
John Merfyn Roberts	125,000	n/a	99,998	n/a	n/a	n/a	224,998
Sean Riley	117,500	n/a	99,998	n/a	n/a	n/a	217,498
Howard R. Stockford	120,000	n/a	99,998	n/a	n/a	n/a	219,998
Pertti Voutilainen	117,500	n/a	99,998	n/a	n/a	n/a	217,498

(1)
For a discussion of the key assumptions underlying the value of the option-based awards, other than for Ms Celej, see Note 1 to the "Summary Compensation Table". For the option grant for Ms Celej, the value of the option-based award, being $21.18, was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. The options for Ms Celej were granted at an exercise price of $70.28, which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was 2.97%; (ii) current time to expiration of the Option which was assumed to be 2.5 years; (iii) the volatility for the common shares of the Company on the TSX, which was 31.27%; and (iv) the dividend yield for the common shares of the Company, which was 0.98%.

(2)
Option-based awards given to non-executive directors are limited to the lesser of: (a) 1% of the outstanding common shares at any given point in time; and (b) an annual equity award value of $100,000.

(3)
Set out in Canadian dollars. On December 31, 2011 the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate") was C$1.00 equals US$1.0170.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Messrs. Boyd and Scherkus.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2011

Name	Option-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensations — Value Earned During the Year
	($)	($)	($)
Leanne M. Baker	nil	n/a	n/a
Douglas R. Beaumont	nil	n/a	n/a
Martine A. Celej	nil	n/a	n/a
Clifford J. Davis	6,822	n/a	n/a
Robert Gemmell	nil	n/a	n/a
Bernard Kraft	nil	n/a	n/a
Mel Leiderman	nil	n/a	n/a
James D. Nasso	nil	n/a	n/a
Sean Riley	nil	n/a	n/a
John Merfyn Roberts	6,822	n/a	n/a
Howard R. Stockford	nil	n/a	n/a
Pertti Voutilainen	nil	n/a	n/a

        The following table sets out the outstanding Option awards of the directors of the Company, other than Messrs. Boyd and Scherkus, as at December 31, 2011.

Outstanding Incentive Plan Awards Table

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested
	(#)	($)			($)	(#)	($)
Leanne M. Baker	35,000	54.63	(2)	1/2/2013	nil	nil	nil
	4,000	51.33	(2)	1/4/2014
	6,120	54.00	(2)	1/2/2015
	5,824	76.70	(2)	1/4/2016
Douglas R. Beaumont	25,000	48.09		1/2/2012	nil	nil	nil
	35,000	54.42		1/2/2013
	4,000	62.77		1/2/2014
	6,120	56.92		1/2/2015
	5,824	76.60		1/4/2016
Martine A. Celej	4,721	70.26		2/21/2016	nil	nil	nil
Clifford J. Davis	1,800	33.26		11/3/2013	6,822	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016
Robert Gemmell	5,824	76.60		1/4/2016	nil	nil	nil
Bernard Kraft	4,000	62.77		1/2/2014	nil	nil	nil
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016
Mel Leiderman	25,000	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016
James D. Nasso	53,000	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016
John Merfyn Roberts	7,200	33.26		11/3/2013	27,288	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016
Sean Riley	5,824	76.60		1/1/2016	nil	nil	nil
Howard R. Stockford	28,750	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016
Pertti Voutilainen	35,000	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

(1)
Based on a closing price of the Company's shares on the TSX of $37.05 on December 31, 2011.

(2)
Value of Dr. Baker's awards are in United States dollars and based on a closing price of the Company's shares on the New York Stock Exchange (the "NYSE") of US$36.32 on December 31, 2011.

        In 2009, shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to prohibit participation by non-executive directors. During the year ended December 31, 2011, Agnico-Eagle issued a total of 5,077 common shares to the following executive directors under its Employee Share Purchase Plan as follows:

• Mr. Boyd	2,910
• Mr. Scherkus	2,167

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board Committee meetings held in 2011.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	9 of 11	7 of 8
Douglas R. Beaumont	11 of 11	7 of 7
Sean Boyd	11 of 11	N/A
Martine A. Celej	11 of 11	3 of 3
Clifford J. Davis	10 of 11	6 of 6
Robert Gemmell	11 of 11	3 of 3
Bernard Kraft	11 of 11	8 of 8
Mel Leiderman	11 of 11	8 of 8
James D. Nasso	11 of 11	8 of 8
John Merfyn Roberts	11 of 11	8 of 8
Eberhard Scherkus	11 of 11	8 of 8
Sean Riley	11 of 11	2 of 2
Howard R. Stockford	11 of 11	7 of 7
Pertti Voutilainen	11 of 11	6 of 6

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as Agnico-Eagle's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as Agnico-Eagle's auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became Agnico-Eagle's auditors in 1983. Fees paid to Ernst & Young LLP for 2011 and 2010 are set out below.

	Year ended December 31, 2011	Year ended December 31, 2010
	($ thousands)	($ thousands)
Audit fees	2,655	2,264
Audit related fees	21	18
Tax consulting fees	72	103
All other fees	76	97

Total	2,824	2,482

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus related fees for professional services rendered by the auditors in connection with corporate financing activity by Agnico-Eagle during a year. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2011 have been mailed to Agnico-Eagle shareholders with this Circular.

Amendments to Stock Option Plan

        The Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation that is tied to increases in the market value of the Company's common shares. Details on the Stock Option Plan can be found on page 31 of this Circular.

        Currently, the Company has reserved 23,300,000 common shares for issuance under the Stock Option Plan. As at March 12, 2012, 22,736,715 Options have been granted under the Stock Option Plan with 563,285 Options available for future grants, representing 13.3% and 0.3%, respectively, of the 170,928,545 common shares issued and outstanding as of March 12, 2012. The Compensation Committee considers the Stock Option Plan to be an integral part of overall compensation in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business. The need to attract and retain skilled employees will be particularly important during the next few years as the Company continues to optimize and attempts to expand its multi-mine platform. Accordingly, the Compensation Committee is recommending to increase the number of common shares reserved for issuance under the Stock Option Plan by 3,500,000 shares from 23,300,000 common shares to 26,800,000 common shares, representing 2.0%, 13.6% and 15.7%, respectively, of the 170,928,545 common shares issued and outstanding as of March 12, 2012.

        The Board of Directors has also determined that it would be advisable to amend the Stock Option Plan to (a) provide that the participation limit of 1% on the number of common shares of the Company which may be reserved for issuance to non-executive directors pursuant to Options, warrants, share purchase plans or other compensation arrangements is applicable to the non-executive directors as a group, rather than each non-executive director on an individual basis; and (b) provide that shareholder approval is required to extend the term of an Option beyond the original expiry date of such Option.

        The Company considers grants of Options under the Stock Option Plan to be a key factor in its ability to attract and retain skilled and experienced personnel at many levels. This is demonstrated by the granting of Options to not only officers, but also to a larger number of other employees to enhance their incentive to continue to grow per share value. In 2011, 167 employees were granted Options (147 in 2010; 77 in 2009).

        The Company's practice of granting Options to employees even at a mid level of management is a fundamental compensation tenet and it is important that the number of Options available to be granted under the Stock Option be increased to maintain this practice and thereby fostering the growth and performance of the Company.

        The aggregate number of outstanding Options as at December 31, 2011 was 8,959,051, representing 5.24% of all common shares issued and outstanding as of December 31, 2011, and 2,630,785 Options were granted in 2011 representing 1.54% of all common shares issued and outstanding as of December 31, 2011.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve the above amendments to the Stock Option Plan. If the resolution is approved, the number of common shares available for future Option grants will be 4,063,285.

        As at March 12, 2012, 11,657,901 Options granted under the Stock Option Plan were unexercised and 11,078,814 Options granted under the plan had been exercised, representing 6.8% and 6.5% of the 170,928,545 common shares issued and outstanding as of March 12, 2012, respectively. The unexercised Options together with the shares available for future grants would leave 12,221,186 common shares reserved for issuance under the Stock Option Plan. This amount represents 7.1% of the 170,928,545 common shares issued and outstanding as of March 12, 2012. In addition, if the resolution is approved, the unexercised Options together with the common shares available for future grants would leave 15,721,186 common shares reserved for issuance under the Stock Option Plan, representing 9.2% of the 170,928,545 common shares issued and outstanding as of March 12, 2012. A copy of the Stock Option Plan which has been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix D.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares for the proposed amendments to the Stock Option Plan.

Advisory Vote on Approach to Executive Compensation

        The Board believes that the Company's compensation program must be competitive with companies in its peer group, provide a strong incentive to its officers to achieve Agnico-Eagle's goals and ensure that interests of management and the Company's shareholders are aligned. A detailed discussion of the Company's executive compensation program is provided under "Compensation Discussion & Analysis" starting on page 20 of this Circular. In line with recent developments and emerging governance trends in respect of executive compensation, commonly known as "Say on Pay", the Board has determined to provide shareholders with a "Say on Pay" advisory vote at the meeting to endorse or not endorse the Company's approach to executive compensation.

        At the meeting, the shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix C:

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed in this Circular.

        Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Compensation Discussion & Analysis

Compensation Program Philosophy

        The officers of Agnico-Eagle have a significant influence on corporate performance and creating shareholder value. With this in mind, Agnico-Eagle's philosophy regarding compensation is that it must:

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow Agnico-Eagle's business;

  •
  provide a strong incentive to achieve Agnico-Eagle's goals; and

  •
  ensure that interests of management and Agnico-Eagle's shareholders are aligned.

Elements of Compensation

        The compensation paid to Agnico-Eagle's officers has four components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses);

  •
  long-term incentive compensation in the form of Options, RSUs for eligible senior officers and participation in the Employee Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits.

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. In its evaluation of each officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman, President and Chief Executive Officer or Chief Operating Officer, as applicable, for each officer other than the Vice-Chairman, President and Chief Executive Officer and an evaluation prepared by the Chairman for the Vice-Chairman, President and Chief Executive Officer. The Board of Directors reviews the recommendations and gives final approval on compensation of Agnico-Eagle's officers. The Board of Directors has complete discretion over the amount and composition of each officer's compensation.

        In 2011, the Company's management retained Mercer (Canada) Limited ("Mercer") to provide consulting services with respect to a market review of the total direct compensation levels for the Named Executive Officers (as defined below) relative to 11 gold and base metals companies in Agnico-Eagle's peer group. Mercer was also retained to review Agnico-Eagle's long-term incentive structure and to compare it with Agnico-Eagle's mining peer group and best practices. In 2011, the Company paid a total of $29,275 in fees to Mercer. The information provided by Mercer was used by the Compensation Committee and the Board of Directors in recommending and approving, respectively, the revised long-term incentive structure for Agnico-Eagle's senior executives. In recommending these revisions to the compensation of the senior executives, the Compensation Committee also considered the PricewaterhouseCoopers LLP 2011 "Mining Industry Salary Survey — Corporate Report" (the "PwC Survey").

        The Company's total compensation plan is designed to drive long-term increases in shareholder value. To get the right plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company's total compensation plan is designed to ensure that the plan does not result in behavior that is inconsistent with the goals and objectives of the Company.

        During 2011, the Compensation Committee considered the implications of the risks (with specific regard to retention) associated with the Company's compensation policies and practices and looked at the long-term incentive structure for the Company's senior executives. Using the executive compensation review completed in

June 2011 by Mercer, the Company redesigned its long-term incentive structure and revised its RSU plan to strengthen its approach to long-term retention.

        All directors and officers of the Company are prohibited from short-selling and trading in derivatives of the Company's securities.

Industry Positioning and Competitive Environment

        Agnico-Eagle is continuing to experience rapid changes in production, reserves, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, it is very important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company.

        The Company has worked strategically over the last several years, upgrading its physical asset base and its human resources. One of the clear competitive advantages the Company needs to maintain in the gold mining industry is a high quality, experienced senior management team that works together to create value for its shareholders.

        With the recent growth of the gold industry, the competition for high quality executive talent has intensified. The Company competes for executive talent primarily with other Canadian gold mining companies. In response, the Company has strived to and needs to continue to create an environment where employees want to work and take on increasing responsibility. Retaining certain key executives of the Company, who may have otherwise been receptive to other employment opportunities, has been particularly important in context of the Company's recent operating challenges.

        To continue its record of success in a very tight and competitive labour market, it is important that the executive management group has the proper incentives to remain focused on the growth strategy. In this regard the compensation policy aims to target the 75th percentile of base salary paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as Agnico-Eagle.

Base Salary

        To retain a competent, strong and effective executive management group, the salaries paid by Agnico-Eagle must be competitive with others in the industry generally, as well as within the regional markets in which the executive is located. Base salary levels take into account the officers' individual responsibilities, experience, performance and contribution toward enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for executives to encourage achievement of the Company's goals while ensuring that the interests of management and the Company's shareholders are aligned.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size to Agnico-Eagle. In its internal survey, Agnico-Eagle reviewed the 2011 management proxy circulars of eight mining companies: Barrick Gold Corporation, Centerra Gold Inc., Goldcorp Inc., Inmet Mining Corporation, Kinross Gold Corporation, Newmont Mining Corporation, Teck Resources Limited and IAMGOLD Corporation. Information in these management proxy circulars reflects actual compensation paid in 2010.

        The factors for consideration for the companies in the internal survey included: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the company is listed on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is between approximately one-third to three times that of Agnico-Eagle (Agnico-Eagle would rank sixth out of the nine companies in the peer group survey). Agnico-Eagle competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties, and therefore Agnico-Eagle believes that this survey is a good representation of gold mining industry salaries and an appropriate basis for comparisons to Agnico-Eagle.

        The external survey used was the PwC Survey. The PwC Survey reflected executive base salary remuneration of 154 North American mining companies as at July 1, 2011. Of these 154 companies, only a minority had NYSE listings and only a dozen were larger than Agnico-Eagle, as measured by market capitalization. The information from Agnico-Eagle's internal survey was used to test and validate the 75th percentile position for the Named Executive Officers in 2011 and was adapted to reflect the compensation of the executive officers of Agnico-Eagle, while the information from the external survey was used to verify that the results of the internal survey are consistent with Canadian industry standards.

Annual Incentive Compensation

        Annual incentive compensation for Agnico-Eagle's senior officers is based on two factors, namely Agnico-Eagle's performance and the senior officers' contribution to that performance, weighted 40% and 60%, respectively. The 40% component is a corporate component based on the Company's goals. The evaluation of Agnico-Eagle's performance is based on its achievements of various specific targets such as return on equity, profitability, production goals and meeting capital expenditure budgets. The 60% component is a subjective component based on individual goals established at the beginning of the year for each executive and linked to the achievement of the Company's goals. Agnico-Eagle's incentive compensation policy provides for targets for annual incentive compensation as a percentage of base salary of 100% for the Vice-Chairman, President and Chief Executive Officer, 75% for the Chief Operating Officer and 50%, ranging up to 75% in exceptional cases, for Senior Vice-Presidents. These targets are then multiplied by a performance factor (ranging from 0 to 1.5) to arrive at a final bonus as a percentage of salary. The performance factor is based on the general personal performance of the officer during the year and is determined (i) by the Compensation Committee with respect to the Chief Executive Officer, (ii) by the Chief Executive Officer and Chief Operating Officer with respect to the officers who directly report to each of them and (iii) by the Chief Executive Officer with the input of the Chief Operating Officer and the Chief Financial Officer with respect to the officers who indirectly report to each of them.

        The performance factor, together with the targets, create a limit (the "maximum permissible bonus") on the annual incentive compensation as a percentage of base salary to 150% of base salary for the Vice-Chairman, President and Chief Executive Officer, 112.5% of base salary for the Chief Operating Officer and 75% to 112.5% of base salary for Senior Vice-Presidents. The following formula demonstrates how bonuses are calculated:

((Corporate Component × 40%) + (Individual Component × 60%))
× Target Percentage × Performance Factor
=
Bonus as a Percentage of Salary

        For 2011, based on the level of completion of the Company's goals established for the year and the performance of the executive officers compared to the level of performance surveyed for short-term compensation of the comparator groups, the Compensation Committee rated Agnico-Eagle's performance at 60% or 24% of the possible 40% for the corporate component.

        The determination that the corporate component would be 60% of the base entitlement reflected the performance at the corporate level based on results with respect to the accomplishment of the following short-term operational targets: the positive safety performance at all of the Company's operations; the successful bid for Grayd Resource Corporation ("Grayd"); the return on equity level being higher than planned; the solid operating performance of the Company's non-Canadian assets at the Pinos Altos and Kittila mines with respect to cash flow generation due, in part, to strong ore throughput, metal recoveries and containment of costs per tonne at these operations; and the progress at the LaRonde mine extension.

        The remaining 60% of the bonus for each of the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (together with the Vice-Chairman, President and Chief Executive Officer, the "Named Executive Officers"), other than the Vice-Chairman, President and Chief Executive Officer (who is assessed by the Chairman of the Board of Directors), was determined by the individual performance of such officer as assessed by the Chairman of the Board of Directors and the Vice-Chairman, President and Chief Executive Officer with reference to the achievements noted above, as applicable to each

Named Executive Officer, and ultimately determined by the Compensation Committee. In line with the individual and corporate results for 2011, it was determined, based on the achievement of the respective annual personal objectives, that the entitlement tied to corporate performance for the Named Executive Officers for 2011 would vary amongst the Named Executive Officers from a low of 68% to a high of 84% of the targeted amount with an average entitlement of 79%. Globally, this reflects, among other things, record operating cash flow, the operating performance at the LaRonde, Pinos Altos, Kittila and Lapa mines, the attainment of the Company's safety performance objectives, the continuing minimization of dilution of the existing shareholders, the increased amount of the dividends (on an annualized basis), the achievement of commercial production at the LaRonde mine extension, the acquisition of the La India project and the overall individual efforts to achieve the annual goals of the Company and to meet the financial targets in a challenging operating environment caused, in large part, by the closure of the Goldex mine in October 2011.

        All of the recommended entitlements are consistent with the short-term incentive policy and, in turn, the Company's compensation policy.

2011 Corporate Objectives and Results

        In 2011, Agnico-Eagle had record operating cash flow and record annual gold production at Pinos Altos and Kittila. The Company also increased its quarterly dividends, achieved commercial production at the LaRonde Extension and acquired the La India project, which met the Company's corporate development objectives. Gold production was below target, largely due to the closure of the Goldex mine in October 2011 and lower than expected grades at Meadowbank and LaRonde, and total cash costs per ounce were higher than forecast.

        The following sections summarize the Company's 2011 performance relative to its key objectives in five major areas. A performance score is calculated for each of the areas to arrive at an overall score for corporate performance that is used in the short-term incentive compensation calculation.

SAFETY

•
Improve Combined Lost Time Injury Frequency Below 3.7

  This objective was met.

          The lost time injury frequency was 3.16, which is well below the target rate of 3.7. The Goldex mine won top honours at the annual Quebec Provincial Mining Rescue Competition 2011 and the LaRonde mine won best performance for the technical and written exam event at the same competition. The Meadowbank mine won two events at the Territories Mine Rescue Competition 2011.

  Performance score: 14 out of 15.

OPERATING AND FINANCIAL PERFORMANCE

        Not all operating objectives, particularly with respect to production and capital costs, were met. However, financial performance, balance sheet management and return on equity performance were all strong. Overall, there was a performance score of 13 out of 25 for operating and financial performance.

•
Achievement of the 2011 Business Plan (Budget)

          Gold production and cash cost results in 2011 were lower and higher, respectively, than budgeted targets. There were several factors that contributed to the production shortfall and cost escalation relative to the budget with the most significant being operational issues at the Meadowbank mine (temporary suspension due to fire and installation of a permanent secondary crusher) and the closure of the Goldex mine in October 2011.

  Performance score: 3 out of 10.

•
Achieve Capital Expenditures Budget for All Projects

          Overall performance was generally good but was approximately $141 million above budget. More than half of the increase was comprised of non-economic items (expected insurance recovery from the fire at the Meadowbank mine, Meliadine project costs being capitalized and the timing of expenditures incurred in an earlier period). The remaining amount was primarily due to dyke construction at the Meadowbank mine and the negative effect of foreign exchange movements.

  Performance score: 2 out of 5.

•
Balance Sheet Management

  This objective was met.

          In 2011, the Company's balance sheet and financial position was enhanced with the renegotiation of the Company's credit facility, which improved financial flexibility, extended the term of the facility, lowered borrowing costs and reduced financial risk. In addition, the Company's investment grade credit rating was reaffirmed despite the loss of cash flow due to the closure of the Goldex mine.

  Performance score: 5 out of 5.

•
Return on Equity Higher than 7%

  This objective was met (subject to adjustment).

          The return on equity in 2011 was –17.7%. However, after adjustment for the Meadowbank mine and Goldex mine write-downs, return on equity in 2011 was 7.3%, slightly higher than the budgeted number of 7%.

  Performance score: 3 out of 5.

GOLD RESERVE GROWTH

•
Increase Gold Reserves to greater than 22 Million Ounces

  This objective was not met.

          The objective was negatively impacted primarily by the closure of the Goldex mine, which resulted in the reclassification of 1.6 million ounces from reserves to resources, and by the new mine plan for the Meadowbank mine, which reduced the amount of reserves. Good drilling results at the Kittila mine, the Pinos Altos mine and the Meliadine project and gains in the price of gold were largely offset by increasing operating costs for purposes of converting mineral resources to mineral reserves. The Kittila mine and the Meliadine project have record high reserves and resources.

  Performance score: 11 out of 15

CORPORATE DEVELOPMENT

•
Complete or Position the Company to Complete One Large Accretive Acquisition

  This objective was met.

          The Company's successful bid for Grayd provided a gold project that is ready to begin permitting and construction in Mexico where the Company has mine building and operating skills. The potential to grow the resource is promising on the large land package acquired. The Company also completed a strategic $70 million investment in Rubicon Minerals Corporation ("Rubicon"), an advanced stage exploration company with an attractive gold resource in the Red Lake region of Ontario.

  Performance score 16 out of 20.

SHAREHOLDER RETURN/RELATIVE SHARE PRICE PERFORMANCE

•
Be in the top quartile of share price performance in the S&P/TSX Global Gold Index

  This objective was not met.

          In 2011, the price of the common shares of the Company decreased 51.6% on the TSX (compared to a 14.3% decrease for the S&P/TSX Global Gold Index) and decreased 52.6% on the NYSE (compared to a 20.3% decrease for the XAU index). The graph below sets out the relative performance in 2011 of the Company, the S&P/TSX Global Gold Index, the price of gold and the XAU index.

  Performance score 6 out of 25.

        For the purposes of the 2011 short-term incentive compensation calculation, the corporate component was 60% of the base entitlement. A summary of the calculation of the corporate performance score is set out in the table below.

Key Performance Measures	Score	Weighting	Comments

Safety	14	15%	Met objectives

Operating and Financial Performance	13	25%	Operations slightly below production and above cost targets, but financial performance strong

Gold Reserve Growth	11	15%	Did not meet objectives

Corporate Development	16	20%	Met objectives

Shareholder Return/ Relative Share Price Performance	6	25%	Did not meet objectives

Total Corporate Performance Score	60	100%	Performance below expectations

2011 Individual Performance Measures for Named Executive Officers

Sean Boyd — Vice-Chairman, President and Chief Executive Officer

        In 2011, Mr. Boyd's responsibilities and objectives included delivering first quartile share price performance; achieving superior growth per share in terms of reserves, production and revenues; developing and executing on corporate strategic goals and objectives; oversight of operating performance and acquisition/divestiture initiatives; and representing the Company before stakeholders.

        Mr. Boyd's accomplishments in 2011 included:

  •
  positioned the Company for future growth in production, reserves and cash flow;

  •
  achieved record operating cash flow with cash provided by operating activities up 46% compared to the previous year;

  •
  achieved record annual gold production at Pinos Altos and Kittila of 204,380 ounces and 143,560 ounces, respectively;

  •
  achieved record gold reserves at the Kittila mine and the Meliadine project of 5.2 million ounces and 2.9 million ounces, respectively;

  •
  achieved commercial production at the LaRonde mine extension in November 2011;

  •
  positioned the Company to be in a financial condition to increase its dividend in 2012; and

  •
  successfully completed the acquisition of Grayd (the La India project).

Eberhard Scherkus — President and Chief Operating Officer

        Mr. Scherkus's key objectives in 2011 included overall responsibility for all operational and technical aspects of the business, including exploration, environment, safety, mine development and production and the technical assessment of potential expansion and acquisition opportunities.

        Mr. Scherkus's accomplishments in 2011 included:

  •
  led the technical assessment efforts that resulted in the successful acquisition of the La India project and the strategic investment in Rubicon;

  •
  continued improvement in overall safety performance;

  •
  directed the successful exploration programs at Meliadine and Kittila, resulting in new discoveries and continued expansion of gold resources and conversion of gold reserves;

  •
  continued to retain senior technical executives in a very competitive environment and led efforts to attract senior experienced technical personnel to build and operate the Company's growth projects; and

  •
  led the community efforts in Finland, Mexico and Nunavut in a manner that established strong local and regional working relationships.

Ammar Al-Joundi — Senior Vice-President, Finance and Chief Financial Officer

        In 2011, Mr. Al-Joundi's objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, capital allocation, budgeting, internal audit and control and input on corporate strategy and acquisitions.

        In 2011, Mr. Al-Joundi's accomplishments included:

  •
  implemented an enhanced budgeting process;

  •
  executed an amended non-amortizing, unsecured US$1.2 billion revolving credit facility maturing on June 22, 2014, through a syndicate of banks;

  •
  provided oversight for monitoring future IFRS conversion issues; and

  •
  improved internal audit controls, financial reporting and risk management assessment and programs and managed base metal and fuel hedging programs.

Alain Blackburn — Senior Vice-President, Exploration

        In 2011, Mr. Blackburn's objectives included increasing resources by 2.0 million ounces of gold, increasing reserves to at least 22 million ounces of gold, assisting in evaluations of potential acquisitions and establishing a long-term exploration strategy with respect to geographical focus and reserve and resource growth. It should be noted that the suspension of mining at the Goldex mine, and the associated reclassification of its reserves to resources, combined with higher costs at the Meadowbank mine, which resulted in a new mine plan and lower resources, significantly impacted reserves in 2011.

        Mr. Blackburn's accomplishments in 2011 included:

  •
  increased reserves by 296,430 ounces (net of production) at Kittila;

  •
  increased indicated resources to 9.6 million ounces;

  •
  supervised the geological evaluation of the La India project; and

  •
  supervised an exploration strategy incorporating geological focus, reserves replacement and growth and resource growth.

Donald G. Allan — Senior Vice-President, Corporate Development

        In 2011, Mr. Allan's objectives included identifying, assessing and acting on acquisition opportunities, oversight of documentation to effect corporate and property transactions and management of a portfolio of strategic investments.

        Mr. Allan's accomplishments in 2011 included:

  •
  completion of the acquisition of Grayd and the strategic investment in Rubicon;

  •
  generated gains of approximately $5 million from management of the portfolio of strategic investments; and

  •
  directed global assessment of precious metals acquisition and growth opportunities, improving the efficiency of the process and increasing the volume of opportunities approved.

Options

        Options provide a link between officers' compensation and increases in the value of the Company's common shares, and therefore create an incentive to enhance shareholder value over the long term. Grants of Options are based on four factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within Agnico-Eagle;

  •
  the number and exercise price of Options previously issued to the employee; and

  •
  the Company's past practices.

        Long-term incentives for officers and key employees are provided through Options granted under the Stock Option Plan and are not subject to any performance goals or similar conditions.

        Long-term incentives are an integral part of the compensation strategy of Agnico-Eagle. The internal compensation survey, described above, compares the number of Options issued to Agnico-Eagle's executive officers relative to the companies surveyed. A further consideration is the number of Options held as a percentage of shares outstanding. Based on these findings, the Company believes that the Options issued to the executives of Agnico-Eagle are generally in line with industry averages. Currently, the maximum number of Options granted per year permitted under the terms of the Stock Option Plan is 2% of common shares outstanding, or approximately 3,418,570 million Options. Absent other circumstances, the Compensation Committee's policy is to recommend to award Options that vest such that a maximum of 25% of the Options granted vest upon the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation in respect of the number of Options to be granted to officers and directors of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves the grant of the Options on the first trading day in January and such grant becomes effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

Share Ownership

        In order to align the interests of Agnico-Eagle and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its Employee Share Purchase Plan. Details of this plan can be found on page 34 of this Circular. The Company has also adopted a policy that the Chief Executive Officer is required to own the equivalent of at least three years of his base salary in common shares of Agnico-Eagle. Mr. Boyd, the current Chief Executive Officer of the Company, meets this share ownership value requirement. A new Chief Executive Officer would have three years after being appointed to that position to comply with this provision. The Company does not have stock ownership requirements for any other Named Executive Officer.

        The following table summarizes each senior officer's holdings of common shares and RSUs of Agnico-Eagle as at March 12, 2012:

Sean Boyd, Director, Vice-Chairman, President and Chief Executive Officer	141,472
Ammar Al-Joundi, Senior Vice-President, Finance and Chief Financial Officer	29,498
Donald G. Allan, Senior Vice-President, Corporate Development	21,881
Alain Blackburn, Senior Vice-President, Exploration	13,355
Louise Grondin, Senior Vice-President, Environment and Sustainable Development	16,348
Tim Haldane, Senior Vice-President, Latin America	17,574
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	22,456
Marc Legault, Senior Vice-President, Project Evaluation	20,603
Jean-Luk Pellerin, Senior Vice-President, Human Resources	nil
Daniel Racine, Senior Vice-President, Mining	19,576
Jean Robitaille, Senior Vice-President, Technical Services and Project Development	50,312
David Smith, Senior Vice-President, Strategic Planning and Investor Relations	22,263
Yvon Sylvestre, Senior Vice-President, Operations	15,353

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2006 with the cumulative total return for each of the Dow Jones Industrial Average, S&P/TSX Composite Index and the price of gold over the five-year period ended December 31, 2011 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2006, would be worth in each of the five years following the initial investment.

Agnico-Eagle Mines Limited Stock Price(1) vs. Dow Jones Industrial Average,
S&P/TSX Composite and Price of Gold

Note:

(1)
Assumes reinvestment of dividends of US$0.12 paid in 2007 ($0.13), US$0.18 paid in each of 2008 ($0.19), 2009 ($0.21) and 2010 ($0.19) and US$0.64 paid in 2011 ($0.63).

        The price of Agnico-Eagle's common shares has marginally underperformed the S&P/TSX Composite Index and the Dow Jones Industrial Average during the five-year period ended December 31, 2011. The compensation of the Named Executive Officers has generally mirrored this performance, with share price performance outpacing compensation increases in three of the past five years. However, aggregate compensation of the Named Executive Officers has decreased during each of the last two years.

Compensation of Officers

        The senior officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman, President and Chief Executive Officer

  •
  Ammar Al-Joundi, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Louise Grondin, Senior Vice-President, Environment and Sustainable Development

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Marc Legault, Senior Vice-President, Project Evaluation

  •
  Jean-Luk Pellerin, Senior Vice-President, Human Resources

  •
  Daniel Racine, Senior Vice-President, Mining

  •
  Jean Robitaille, Senior Vice-President, Technical Services and Project Development

  •
  David Smith, Senior Vice-President, Strategic Planning and Investor Relations

  •
  Yvon Sylvestre, Senior Vice-President, Operations

        The following Summary Compensation Table sets out compensation during the fiscal year ended December 31, 2011 for the Named Executive Officers of Agnico-Eagle measured by total compensation earned during the fiscal years ended December 31, 2011, 2010 and 2009.

Summary Compensation Table — Agnico-Eagle Mines Limited

						Non-Equity Incentive Plan Compensation(1)
Name and Principal Position	Year	Salary	Share- Based Awards(2)	Option- Based Awards(3)		Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(4)	Total Compensation(5)
		($)	($)	($)		($)	($)	($)	($)	($)
Sean Boyd	2011	1,260,000	52,000	4,120,800		1,197,000	n/a	257,642	95,005	6,982,447
Vice-Chairman and	2010	1,200,000	46,250	4,893,000		1,656,000	n/a	320,034	19,200	8,134,484
Chief Executive Officer	2009	925,000	39,000	6,147,500		1,175,000	n/a	794,877	21,264	9,102,641
Eberhard Scherkus	2011	800,000	38,750	2,403,800		656,000	n/a	172,669	100,707	4,171,926
President and	2010	775,000	33,000	2,854,250		775,000	n/a	51,758	19,200	4,508,208
Chief Operating Officer	2009	660,000	33,000	4,303,250		596,000	n/a	203,100	21,944	5,817,294
Ammar Al-Joundi	2011	490,000	23,750	1,030,200		457,000	n/a	119,080	56,202	2,154,832
Senior Vice-President,	2010	151,635	7,308	1,615,500	(6)	322,000	n/a	nil	5,908	2,102,351
Finance and
Chief Financial Officer
Alain Blackburn	2011	438,000	15,600	1,030,200		335,000	n/a	92,980	55,092	1,966,872
Senior Vice-President,	2010	425,000	15,600	1,631,000		344,000	n/a	25,350	19,200	2,460,150
Exploration	2009	340,000	15,600	2,459,000		260,000	n/a	70,050	23,444	3,168,094
Donald G. Allan	2011	420,000	16,900	1,030,200		378,000	n/a	96,730	57,216	1,999,046
Senior Vice-President,	2010	400,000	13,000	1,223,250		276,000	n/a	78,950	19,700	2,010,900
Corporate Development	2009	340,000	14,300	1,844,250		175,000	n/a	55,250	19,700	2,448,500

(1)
All amounts earned on non-equity incentive plan compensation were paid during the financial year.

(2)
This represents the Company's contribution to shares purchased by the Named Executive Officers pursuant to the Employee Share Purchase Plan.

(3)
The value of option-based awards, being $17.17 (2010 — $16.31; 2009 — $24.59) per Option, was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. All Options were granted at an exercise price of $76.60 (2010 — $56.92; 2009 — $62.77), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was 1.96% (2010 — 1.87%; 2009 — 1.3%); (ii) current time to expiration of the Option which was assumed to be 2.5 years; (iii) the volatility for the common shares of the Company on the TSX, which was 34.63% (2010 — 44%; 2009 — 64%); and (iv) the dividend yield for the common shares of the Company, which was 0.88% (2010 — 0.43%; 2009 — 0.42%).

(4)
Consists of premiums paid for term life and health insurance, automobile allowances, education and fitness benefits and, beginning in 2011, extended health coverage and computer-related allowances for the Named Executive Officers.

(5)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2011 the Noon Buying Rate was C$1.00 equals US$1.0170.

(6)
Mr. Al-Joundi joined the Company as Senior Vice-President, Finance and Chief Financial Officer on September 1, 2010 and received a grant of Options with a Black-Scholes value of $14.46 on that date based an exercise price of $69.44, a risk-free interest rate of 1.51%, a time to expiration of 5 years, a volatility of 31.4% and dividend yield of 0.24%.

Stock Option Plan

        Under the Stock Option Plan, Options to purchase common shares may be granted to directors, officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, but generally may not be less than the closing market price for the common shares of the Company on the TSX or the NYSE, respectively, on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the Options granted in an Option grant vest upon the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant. The value of Options granted to non-executive directors participating in the Stock Option Plan is limited to $100,000 per year; however, in July 2011, the Board amended its director compensation program such that non-executive directors now receive RSUs instead of Options. The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be reserved for issuance to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

        The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:

  •
  the Option expires (no later than five years after the Option was granted);

  •
  30 days after the Option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  twelve months after the death of the Option holder; and

  •
  where such Option holder is a director, four years after the date he or she resigns or retires from the Board of Directors (provided that in no event will any Option expire later than five years after the Option was granted).

        The Company has proposed certain changes to the Stock Option Plan affecting the number of common shares of the Company that may be reserved for issuance pursuant to Options and other equity-based compensation arrangements to non-executive directors of the Company at any time and the requirement for shareholder approval for the extension of the term of any Option. See "Section 2: Business of the Meeting — Amendments to Stock Option Plan".

        An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority including amendments of a "housekeeping" nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such

Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee, to change the participation limits in any given year for non-executive directors or to grant additional powers to the Board to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of such restrictions. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate Option exercises. During 2011, no loans, guarantees or other financial assistance were provided under the plan.

        The number of common shares currently reserved for issuance under the Stock Option Plan is 12,221,186 common shares (comprised of 11,657,901 common shares relating to Options issued but unexercised and 563,285 common shares relating to Options available to be issued), being 7.1% of the Company's 170,928,545 common shares issued and outstanding as at March 12, 2012.

        In 2011, officers exercised Options to receive notional proceeds of, in aggregate, $4,089,391 (7 people) ($21,775,538 (17 people) in 2010; $23,741,131 (17 people) in 2009). In 2011, the Company received proceeds from the exercise of Options in the amount of $3,822,087 ($76,129,773 in 2010; $42,395,941 in 2009).

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2011

Name	Option-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	($)	($)	($)
Sean Boyd	nil	n/a	1,197,000
Eberhard Scherkus	nil	n/a	656,000
Ammar Al-Joundi	nil	n/a	457,000
Alain Blackburn	nil	n/a	335,000
Donald G. Allan	nil	n/a	378,000

        The following table sets out the outstanding Option awards of the Named Executive Officers as at December 31, 2011.

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share Based Awards that have not Vested	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Sean Boyd	100,000	48.09	1/2/2012	nil	nil	nil	nil
	200,000	54.42	1/2/2013	nil
	250,000	62.77	1/2/2014	nil
	300,000	56.92	1/4/2015	nil
	240,000	76.60	1/4/2016	nil
Eberhard Scherkus	75,000	48.09	1/2/2012	nil	nil	nil	nil
	125,000	54.42	1/2/2013	nil
	175,000	62.77	1/2/2014	nil
	175,000	56.92	1/4/2015	nil
	140,000	76.60	1/4/2016	nil
Ammar Al-Joundi	75,000	69.44	9/1/2015	nil	nil	nil	nil
	60,000	76.60	1/4/2016	nil
Alain Blackburn	39,750	54.42	1/2/2013	nil	nil	nil	nil
	100,000	62.77	1/2/2014	nil
	100,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil
Donald G. Allan	30,000	48.09	1/2/2012	nil	nil	nil	nil
	60,000	54.42	1/2/2013	nil
	75,000	62.77	1/2/2014	nil
	75,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil

(1)
Based on a closing price of the Company's shares on the TSX of $37.05 on December 31, 2011. On December 31, 2011, the Noon Buying Rate was C$1.00 equals US$1.0170.

        The following table shows, as at December 31, 2011, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	8,959,051	$62.88	3,262,135
Equity compensation plans not approved by shareholders	nil	nil	nil

Employee Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. In 2009, the Employee Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues common shares that have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 common shares. Of the 5,000,000 common shares approved, Agnico-Eagle has, as of March 12, 2012, 2,150,088 common shares remaining for issuance under the Employee Share Purchase Plan.

Pension Plan Benefits

        The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of Agnico-Eagle generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 15% of each designated executive's pensionable earnings (including salary and short-term bonus) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the vested account balance. All contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for designated executives at the level of Vice-President or above. On December 31 of each year, the Company credits each designated executive's account an amount equal to 15% of the designated executive's pensionable earnings for the year (including salary and short term bonus), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each designated executive's account a notional investment return equal to the balance of such designated executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the designated executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the designated executive's employment is terminated prior to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        Individual Retirement Compensation Arrangement Plans (the "RCA Plans") for Messrs. Boyd and Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's Basic Plan. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank. Messrs. Boyd and Scherkus may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans. With the departure of Mr Scherkus from the Company in March 2012, his pension plans, including his RCA Plan, were triggered.

        The following table sets forth the benefits to Messrs. Boyd and Scherkus and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year
Name	Number of Years of Service(1)	At Year End(1)	At age 60		Compensatory Change	Non- Compensatory Change	Accrued Obligation at Year End
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	26	759,643	955,064	6,230,164	257,642	1,421,450	7,909,256
Eberhard Scherkus	26	367,008	368,043	4,263,286	172,669	709,329	5,145,284

(1)
As at December 31, 2011.

        The following tables set forth summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2011.

Defined Contribution Plan Table — Basic Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	397,580	22,970	27,578	392,972
Eberhard Scherkus	353,373	22,970	13,507	389,850
Ammar Al-Joundi	22,450	22,970	4,470	41,000
Alain Blackburn	287,608	22,970	24,250	286,328
Donald G. Allan	171,902	22,970	11,110	183,763

Defined Contribution Plan Table — Supplemental Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(1)	nil	nil	nil	nil
Eberhard Scherkus(1)	nil	nil	nil	nil
Ammar Al-Joundi	nil	119,080	nil	119,080
Alain Blackburn	217,423	92,980	5,261	315,664
Donald G. Allan	187,690	96,730	4,542	288,962

(1)
Messrs. Boyd and Scherkus do/did not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all of its executive officers that provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the current base salary for each Named Executive Officer see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times their annual base salary at the date of termination plus an amount equal to two and one-half times their annual bonus (averaged over the preceding two years but not including Options) and a continuation of benefits for up to two and one-half years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2011, the severance payments that would be payable to each of the Named Executive Officers, other than Mr. Scherkus, would be approximately as follows: Mr. Boyd — $6,953,763; Mr. Al-Joundi — $2,339,256; Mr. Blackburn — $2,081,482; and Mr. Allan — $2,010,539.

        In March 2012, Mr. Scherkus left employment with the Company after more than 26 years of service. In connection with his departure, he received, in accordance with the terms of his employment agreement, an aggregate severance payment of $4,257,943.

        The Company and Mr. Scherkus entered into a consulting agreement dated as of March 16, 2012 (the "Consulting Agreement") pursuant to which Mr. Scherkus has agreed to provide consulting services to the Company for a five-year period. The key terms of the Consulting Agreement include: confidentiality, non-competition and non-solicitation of employee covenants by Mr. Scherkus; that Mr. Scherkus will provide up to one-quarter of his time for consulting services during the term of the Consulting Agreement (including assistance with any litigation matters relating to the closure of the Goldex mine); and payment by the Company of $400,000 in consulting fees per year.

Succession Planning

        The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. This includes inviting potential successors to formal Board or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.

        The Chief Executive Officer prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board. The Board is responsible for:

  (a)
  ensuring there is an orderly succession plan for the position of the Chief Executive Officer;

  (b)
  reviewing and approving the Chief Executive Officer's succession planning report for each of his direct reports and the executive management team;

  (c)
  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

  (d)
  ensuring that the Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its officers or directors. Agnico-Eagle's policy is not to make any loans to directors and officers.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Regulators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under the Sarbanes-Oxley Act of 2002 and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2011 to December 31, 2012 is $748,437. The policies provide coverage of up to $100 million per occurrence to a maximum of $100 million per annum. There is no deductible for directors and officers and a $2,500,000 deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of each of the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. To obtain a copy of any of the following documents, please contact the Senior Vice-President, Strategic Planning and Investor Relations:

  •
  the Company's most recent Annual Information Form consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2011, which includes the Company's financial information;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2011; and

  •
  this Management Proxy Circular.

        Alternatively, these documents may be viewed at the Company's website at http://www.Agnico-Eagle.com or on the SEDAR website at http://www.sedar.com.

        Information concerning the Company's Audit Committee, required to be provided by National Instrument 51-110F1, can be found in the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934 which may be reviewed at the websites set out above.

General

        Management knows of no matters to come before the meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Proxy Circular.

March 12, 2012

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

 APPENDIX A:

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee to reflect the new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board consists of thirteen directors. The Board has made an affirmative determination that twelve of its thirteen current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management and free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and Option grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company. All directors, other than Mr. Boyd, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

        The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2011, the Board met without management at each Board meeting, being eleven separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2011, can be found on pages 5 to 11 and 17 of this information circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman, President and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman, President and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-President, Technical Services report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual five-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate is posted on the Company's website at www.Agnico-Eagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico-Eagle's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for Agnico-Eagle that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support Agnico-Eagle's long-term strategy;

  •
  ensuring that the day-to-day business affairs of Agnico-Eagle are appropriately managed;

  •
  consistently striving to achieve Agnico-Eagle's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for Agnico-Eagle a satisfactory competitive position within its industry;

  •
  ensuring that Agnico-Eagle has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for Agnico-Eagle.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety and Environment Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company and a glossary of mining and accounting terms. A copy of such materials is given to each director and updated annually.

        The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and conducts yearly site tours for the directors at a different mine site each year.

        The Corporate Governance Committee conducts an annual assessment that addresses the performance of the Board, the Board's committees and the individual directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 2: Business of the Meeting — Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

Audit Committee

        The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Kraft, Mr. Leiderman and Dr. Riley), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Kraft while retired, remains active in the profession and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the United States Securities and Exchange Commission (the "SEC"). The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Nominees for Election to the Board of Directors". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors". The Audit Committee met six times in 2011.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management proxy circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

        The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Mr. Beaumont, Ms Celej and Mr. Stockford). The Compensation Committee met five times in 2011.

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, option and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Board considers Messrs. Gemmell and Beaumont particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates) and Mr. Beaumont as a former founder and senior executive of an international engineering services company (where part of his duties included oversight of the establishment of appropriate compensation structures for the organization).

Corporate Governance Committee

        The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Roberts (Chair), Mr. Kraft, Mr. Nasso and Mr. Voutilainen). The Corporate Governance Committee met four times in 2011.

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

Health, Safety and Environment Committee

        The Health, Safety and Environment Committee is comprised of three directors who are unrelated to and independent from the Company (currently Mr. Davis (Chair), Mr. Beaumont and Mr. Stockford). The Health, Safety and Environment Committee met four times in 2011.

        The Health, Safety and Environment Committee is responsible for, among other things:

  •
  monitoring and reviewing health, safety and environmental policies, principles, practices and processes;

  •
  overseeing health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to health, safety and the environment.

        The Health, Safety and Environment Committee reports directly to the Board and provides a forum to review health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety and Environment Committee charter provides that a majority of the members of the Committee be unrelated and independent.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors participates in a detailed annual assessment of the Board and Board committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

 APPENDIX B:

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
The Stock Option Plan of the Company be amended by deleting "23,300,000" in the first sentence in section 4 and substituting it with "26,800,000";

2.
The Stock Option Plan of the Company be amended by deleting subsection 4(b) in its entirety and replacing it with the following:

  "(b) notwithstanding section 4(a),

    (i)
    the maximum number of Shares which may be reserved for issuance to non-executive directors of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 1% of the Outstanding Issue; and

    (ii)
    the maximum number of Shares which may be reserved for issuance to any one non-executive director pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements cannot exceed an annual equity award value of $100,000 per such non-executive director; and"; and

3.
The Stock Option Plan of the Company be amended by deleting "held by an insider of the Corporation" in paragraph 12(b)(iii); and

4.
Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

 APPENDIX C:

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed in this Circular.

C-1

 APPENDIX D:

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN

1.     Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico-Eagle Mines Limited (the "Corporation") by directors, officers, employees and service providers being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued directors, officers, employees and service providers.

2.     Interpretation

        For the purpose of this Plan, the following terms shall have the following meanings:

  "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

  "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

  "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

  "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

  "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

  "Eligible Family Trust" means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

  "Eligible Person" means, subject to all applicable laws, any employee, officer, director of or Consultant to the Corporation or any subsidiary of the Corporation;

  "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

  If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

  "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

  "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

  "NYSE" means the New York Stock Exchange;

  "OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

  "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis;

  "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

  "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

  "TSX" means The Toronto Stock Exchange.

3.     Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filed by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.     Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 26,800,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall:

  (a)
  not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation;

  (b)
  notwithstanding section 4(a),

  (i)
  the maximum number of Shares which may be reserved for issuance to non-executive directors of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 1% of the Outstanding Issue; and

  (ii)
  the maximum number of Shares which may be reserved for issuance to any one non-executive director pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements cannot exceed an annual equity award value of $100,000 per such non-executive director; and

  (c)
  notwithstanding section 4(a),

  (i)
  the number of Shares which may be issuable to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of Outstanding Issue; and

    (ii)
    the number of Shares issued to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the Outstanding Issue.

5.     Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.     Participation

        Options shall be granted under the Plan only to Eligible Persons as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading.

7.     Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price:    The exercise price of an option granted under the Plan shall be fixed by the Committee which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment:    The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him or her.

  (c)
  Exercise of Options:    The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in installments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal installments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options:    Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  twelve months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a director of the Corporation and ceases to be an Eligible Person by reason of his or her retirement or resignation from the Board of Directors of the Corporation, four years from the date of such retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees:    Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given to any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by him or her.

  (f)
  Applicable Laws or Regulations:    The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year:    The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 2% of the Outstanding Issue immediately prior to the grant of such options.

8.     Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.     Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.   Certain Adjustments

        In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.   Black Out Period

        Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

12.   Amendment and Discontinuance of Plan

  (a)
  The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time, without notice to or approval of the shareholders, amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Examples of the types of amendments that the Board of Directors of the Corporation may make without shareholder approval include, with limitation, the following:

  (i)
  amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

  (ii)
  amendments necessary to comply with applicable law, including, without limitation, the rules, regulations and policies of the TSX;

  (iii)
  amendments respecting administration of the Plan;

  (iv)
  any amendment to the vesting provisions of the Plan or any option issued under the Plan which does not entail an extension beyond the originally scheduled expiry date for any such option;

  (v)
  any amendment to the early termination provisions of the Plan or any option issued under the plan, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the originally scheduled expiry date for any such option;

  (vi)
  the addition or modification of a cashless exercise feature, payable in cash or common shares of the Corporation, which provides for a full deduction of the number of underlying common shares from the Plan reserve;

  (vii)
  amendments necessary to suspend or terminate the Plan; or

  (viii)
  any other amendment, whether fundamental or otherwise, not described in this subsection

  (b)
  Notwithstanding subsection (a), without approval of the shareholders, no amendment or revision shall:

  (i)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (ii)
  reduce the exercise price for any option;

  (iii)
  extend the term of an option;

  (iv)
  increase any limit on grants of options to insiders of the Corporation set out in the Plan;

  (v)
  amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person";

  (vi)
  amend the participation limits in section 4(b); or

  (vii)
  grant additional powers to the Board of Directors of the Corporation to amend the Plan or entitlements without the approval of shareholders.

QuickLinks

  Exhibit 99.1
NOTICE OF 2012 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
2011 Board and Committee Meetings
Director Compensation Table
Incentive Plan Awards Table — Value Vested During Fiscal Year 2011
Outstanding Incentive Plan Awards Table
SECTION 3: COMPENSATION AND OTHER INFORMATION
Summary Compensation Table — Agnico-Eagle Mines Limited
Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2011
Outstanding Incentive Plan Awards Table
Equity Compensation Plan Information
Defined Benefit Plan Table
Defined Contribution Plan Table — Basic Plan
Defined Contribution Plan Table — Supplemental Plan
APPENDIX A: STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX B: STOCK OPTION PLAN RESOLUTION
APPENDIX C: ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION
APPENDIX D: AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN